

Mail Stop 3561

October 6, 2017

Vladislav Gasnikov
Chief Executive Officer
Business Lines Corp.
2195 Arthur Avenue
Elk Grove Village, IL 60007

  Re: Business Lines Corp.
    Amendment No. 3 to
    Offering Statement on Form 1-A
    Filed September 27, 2017
    File No. 024-10725

Dear Mr. Gasnikov:

  We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2017 letter.

Compensation of Directors and Executive Officers, page 30

1. We note your response to our prior comment 2 that the company has made an arrangement with Mr. Gasnikov that his salary will be $60,000 per year. Please revise your disclosure to describe this arrangement pursuant to Section (d) of Item 11 of Form 1-A.

You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Andy Altahawi
       Adamson Brothers